FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F__________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes __________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: March 7, 2002

By: [signature]
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

W

EMCO Announces Industrial Roofing Alliance with Johns Manville

LONDON, Ontario (March 04, 2002) – Emco Limited [Toronto: EML; Nasdaq: EMLTF] today announced that its subsidiary, Emco Building Products Ltd. (Building Products), has formed a strategic alliance with Johns Manville (JM) of Denver, Colorado, relating to JM's facility in Plattsburg, New York and utilizing Building Products' Canadian manufacturing capability.

This alliance brings together two of the roofing industry's leading manufacturers to offer products to the industrial/commercial roofing markets, principally in Canada. Emco Building Products is a major Canadian manufacturer of quality roofing and wood fiber building products, while Johns Manville is the largest manufacturer of products for the industrial/commercial roofing markets in the U.S.

Under the terms of the alliance, Johns Manville and Building Products will jointly oversee the manufacture of membranes for the industrial/commercial market, as well as eave protectors for the residential market at JM's existing facility in Plattsburgh, New York. Building Products will be entitled to a portion of the production capacity of the operation. Building Products has agreed to make an initial investment to upgrade and add further capacity to the plant.

The alliance also provides for a private label manufacturing arrangement whereby Building Products will supply glass ply asphalt felt to JM to be sold under its JM brand. Both manufacturers will work together to obtain necessary approvals for a wide range of modified, glass ply and built-up-roofing (BUR) systems.

Bill Ricketts, President of Emco Building Products Ltd., stated, "We anticipate tremendous opportunities for both companies from this alliance by sharing proprietary technology, accessing new markets and benefiting from economies of scale."

Emco Limited is one of Canada's leading manufacturers and distributors of building products for the residential, commercial and industrial construction markets.

For further information, please contact:

Gordon E. Currie
Vice-President, Treasurer and CFO
(519) 645-3905

Daniel J. Boyd
Director, Investor Relations & Tax
(519) 645-3911

www.emcoltd.com

London, Ontario Canada N6A 4L6 Fax (519) 645-2465

EMCO annonce une alliance avec Johns Manville visant la fabrication de couvertures industrielles

LONDON (Ontario), le 1er mars 2002 – Emco Limitée [Toronto : EML; Nasdaq : EMLTF] a annoncé aujourd'hui que sa filiale, Emco Matériaux de Construction Ltée (Matériaux de Construction) a formé une alliance stratégique avec Johns Manville (JM) de Denver (Colorado) relative à l'établissement JM de Plattsburg (New York) et utilisant les capacités canadiennes de fabrication de Matériaux de Construction.

Cette alliance rapproche deux chefs de file de l'industrie de la couverture, pour offrir des produits aux marchés de la couverture industrielle et commerciale, principalement au Canada. Emco Matériaux de Construction est un important fabricant canadien de matériaux de couverture et de produits à base de fibre de bois de grande qualité, et Johns Manville est le plus gros fabricant de produits pour les marchés de la couverture industrielle et commerciale aux États-Unis.

Selon les modalités de l'alliance, Johns Manville et Emco Matériaux de Construction vont superviser conjointement la fabrication de membranes pour le marché industriel et commercial, ainsi que de protecteurs d'avant-toit pour le marché résidentiel à l'usine JM de Plattsburgh (New York). Matériaux de Construction aura droit à une partie de la capacité de production de l'usine. Matériaux de Construction a convenu de faire un investissement initial pour moderniser l'usine et en augmenter la capacité.

L'alliance est également assortie de dispositions visant la fabrication sous étiquette privée, selon lesquelles Matériaux de Construction fournira à JM le feutre asphalté à base de voile de fibre de verre, qui le vendra sous sa propre marque de JM. Les deux fabricants travailleront ensemble pour obtenir les agréments nécessaires pour une large gamme de couvertures en bitume modifié, à base de voile de fibre de verre, et multicouches.

Bill Ricketts, président d'Emco Matériaux de Construction Ltée, a déclaré : « nous pensons que les deux compagnies pourront tirer d'énormes possibilités de cette alliance en partageant la technologie maison, en accédant à de nouveaux marchés et en réalisant des économies d'échelle ».

Emco Limitée est un chef de file canadien dans la fabrication et la distribution de matériaux de construction pour le bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de communiquer avec :

Gordon E. Currie
Vice-président, trésorier et
directeur des services financiers
(519) 645-3905

Daniel J. Boyd
Directeur, relations avec les investisseurs et
fiscalité
(519) 645-3911

www.emcoltd.com

Les énoncés prospectifs que renferme le présent communiqué de presse reflètent les attentes et opinions de la direction concernant des événements futurs et, par conséquent, comportent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats attendus ou implicites.